Via Facsimile and U.S. Mail
Mail Stop 4720

July 1, 2009

O. Edwin French
President and Chief Executive Officer
MedCath Corporation
10720 Sikes Place
Charlotte, North Carolina 28277

      Re: **MedCath Corporation**
            Form 10-K for the Fiscal Year Ended September 30, 2008
            Filed December 15, 2008
            File No. 000-33009

Dear Mr. French:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                Sincerely,

                Jeffrey Riedler,
                Assistant Director